Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces 20-F and Chairman Letter

NEW YORK - (MARKETWIRE) — July 9, 2010 — China Metro-Rural Holdings Limited (NYSE Amex: CNR) today announced its filing of its 2010 annual report on Form 20-F and the following letter from the Chairman:

Dear Shareholders,

It has been a challenging year looking back as the instability of Europe’s economy, such as the credit crisis of Portugal, Italy, Greece, Spain and United Kingdom continues to impact the global economy. That being said, we believe we have had a decent year.

It has always been our goal to increase shareholders’ value, or at least hold preservation of the same during bad times such as what has happened to the global economy in the past two years. In terms of growth, there are two main approaches we consider – organic and inorganic.

The active approach is inorganic – Merger & Acquisitions; and it is the most common way to achieve growth as compared with organic approach, which is lengthy and consumes many resources. Let me tell you a bit about the business we acquired in March 2010, the acquisition of Mega Dragon Limited (now known as China Metro-Rural Limited) (“Mega Dragon”). Following completion of the acquisition of Mega Dragon, China Metro-Rural Holdings Limited (the “Company” or “CNR”) continues to operate its businesses through its subsidiaries, namely Man Sang International Limited and Mega Dragon.

Mega Dragon is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centres in Northeast China that facilitates trades between sellers and buyers of agricultural commodities and other commodities, as well as providing value-adding facilities. It facilitates a relationship between sellers and buyers of agricultural commodities and small appliances, provides a physical platform and timely marketing information and intelligence so as to create a transparent and competitive market price discovery mechanism and infrastructure for enhancement of the living standards in rural areas.

The first stage engineering of China Northeast Logistics City was started in 2007, with a total gross floor area of up to 2.3 million square meters upon completion, including commercial buildings, and agricultural specialized markets. With its grand opening in the fall of 2009, the attraction of investments is going on all-around. The continued support for the agricultural sector from the local PRC government in nurturing the development of agriculture, increasing farmers’ income and stabilizing farm village living standards adopted as some of the major tasks of the PRC government as disclosed in the latest National People’s Congress 2010. The Governmental policy is fueling the growth of our Logistics City as well as China agricultural industry as a whole.

Our acquisition in March 2010 involved serendipity, where China Northeast Logistics City contributed turnover of US$43.3 million and net profit attributable to the Company of US$23.9 million.

Two economic factors affected most to the organic activity we have experienced over the last year: the slowdown of the US economy and the latest credit crisis in Europe. The global economy declined in the past two years from its peaks reached in 2007 and 2008. It is difficult to determine which factors of the decline in global economy affects us the most, but our management team keeps a keen eye on all global factors to determine the best approach to help us weather our business during these ups and downs. We will continue to work hard to increase the shareholders’ value.

In order to maximize shareholders’ value and enhance corporate governance, Mr. Sam Sio was invited and appointed to be our Vice Chairman of the Board and Chief Executive Officer since the acquisition. Sam is a professional in business management and China development. Other new members have also joined us. The New Board will strive to keep up with the past track records of the Company and will spare no efforts in sustaining continuous growth.

Yours sincerely,

CHENG Chung Hing, Ricky

Chairman of the Board and President

China Metro-Rural Holdings Limited

July 9, 2010

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited, through Man Sang International Limited engages in pearl and jewelry business and in selling and leasing of properties in the PRC related to the pearl and jewelry business and, through Mega Dragon is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate trade between sellers and buyers of agricultural commodities and other commodities, as well as value-adding facilities.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “believe”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

The discussion of our acquisition, turnover and net profit should be read in conjunction with the financial statements and the notes thereto included elsewhere in this release and Form 20-F which can be obtained on the Company’s website on www.chinametrorural.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company will not publicly release any revisions to these forward-looking statements after the date hereof. Readers are urged, however, to review the factors set forth in reports that the Company files from time to time with the Securities and Exchange Commission.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department

Phone: (852) 2317 9888	E-mail: ir-usa@man-sang.com